                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.   2  )*
                                           ------

                              Patterson Dental Co.
               -------------------------------------------------
                                (Name of Issuer)

                                     Common
               -------------------------------------------------
                         (Title of Class of Securities)

                                  703412-10-6
                                  -----------
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 pages

CUSIP NO. 703412-10-6        13G                               Page 2 of 6 pages
---------------------                                          -----------------
--------------------------------------------------------------------------------
         1           NAME OF REPORTING PERSON S.S. or I.R.S.
                     IDENTIFICATION NO. OF ABOVE PERSON
                     U.S. Bancorp
                     601 2nd Ave. South
                     Minneapolis, MN  55402-4302
                     Tax I.D. No.:  41-0255900
--------------------------------------------------------------------------------
         2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a) / /
                                                                       (b) / /

--------------------------------------------------------------------------------
         3           SEC USE ONLY
--------------------------------------------------------------------------------
         4           CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware, U.S.A.
--------------------------------------------------------------------------------

                            5  SOLE VOTING POWER

     NUMBER OF                 35,150
                   -------------------------------------------------------------
      SHARES                6  SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                  2,642,686/1/
                   -------------------------------------------------------------
       EACH                 7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                   525
                   -------------------------------------------------------------
       WITH                 8  SHARED DISPOSITIVE POWER

                               2,643,186/1/
                   -------------------------------------------------------------
         9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                     PERSON

                     2,677,836/1/
--------------------------------------------------------------------------------
        10           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                     CERTAIN SHARES*
--------------------------------------------------------------------------------
        11           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                     12.14%
--------------------------------------------------------------------------------
        12           TYPE OF REPORTING PERSON*

                     H.C.
--------------------------------------------------------------------------------

                      SEE INSTRUCTION BEFORE FILLING OUT!

  /1/ This number includes 2,640,481.70 shares held in the "unallocated account", as of December 31, 1997, of the Patterson Dental Company Employee Stock Ownership Plan and Trust, for which an affiliate of U.S. Bancorp acts as trustee. The number of "allocated" shares held in such trust (1,173,989.30 shares as of December 31, 1997) is not included in this number, based upon our interpretation of SEC staff no-action letters.

                                                               Page 3 of 6 pages

Item 1
------

               a.  Name of Issuer:
                   --------------

                   Patterson Dental Co.

               b.  Address of Issuer's Principal Executive Offices:
                   -----------------------------------------------

                   Patterson Dental Co.
                   1031 Mendota Heights Road
                   St. Paul, Minnesota 55120

Item 2
------

               a.  Name of Person Filing:
                   ---------------------

                   U.S. Bancorp

               b.  Address of Person's Filing Principal Executive Offices:
                   ------------------------------------------------------

                   601 2nd Ave South
                   Minneapolis, MN  55402-4302
                   United States

               c.  Title of Class of Securities:
                   ----------------------------

                   COMMON

               d.  CUSIP Number:
                   ------------

                   703412-10-6

Item 3
------
               The person filing this statement is a:
               (g) [x] Parent Holding Company

Item 4
------

               Ownership:
               ---------
a. Amount beneficially owned:                                       2,677,836/1/
b. Percentage of Class:                                                 12.14%
c. Number of shares as to which such person has:
      1. Sole power to vote or direct the vote:                        35,150
      2. Shared power to vote or direct vote:                       2,642,686/1/
      3. Sole power to dispose or direct the disposition:                 525
      4. Shared power to dispose or direct the disposition:         2,643,186/1/


Item 5
------
        Ownership of Five Percent or less of Class:    (     )
        ---------------------------------------------


/1/ This number includes 2,640,481.70 shares held in the "unallocated account", as of December 31, 1997, of the Patterson Dental Company employee Stock Ownership Plan and Trust, for which an affiliate of U.S. Bancorp acts as trustee. The number of "allocated" shares held in such trust (1,173,989.30 shares as of December 31, 1997) is not included in this number, based upon our interpretation of SEC staff no-action letters.

Item 6
------

        Ownership of More Than Five Percent on Behalf of Another Person:
        ----------------------------------------------------------------

        The Patterson Unallocated Employee Stock Ownership Plan holds shares of Patterson Dental Company exceeding 5%. Other persons have the right to receive or the power to direct the receipt of, dividend from, or the proceeds from the sale of, such securities. To our knowledge no interest of any such person relates to more than 5% of the class.

Item 7
------

        Identification and Classification of Members of the Subsidiary which
        --------------------------------------------------------------------
        Acquired the Security Being Reported on by Parent Holding Company
        -----------------------------------------------------------------
        See Exhibit A

Item 8
------

        Identification and Classification of Members of the Group:
        ----------------------------------------------------------
        Not Applicable

Item 9
------

        Notice of Dissolution of Group:
        -------------------------------
        Not Applicable

Item 10
-------

              Certification
              -------------

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                   SIGNATURE
                                   ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  February 9, 1998



/s/ Merita Schollmeier
---------------------------
Merita Schollmeier
Vice President

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D. C. 20549

                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934

                                   EXHIBIT A

The Schedule to which this attachment is appended is filed on behalf of the following subsidiary or subsidiaries listed below, which are classified as banks for the purposes of 17 CFR 140.13d-1 (b) (ii) (B).

U.S. Bank National Association                  First Trust National Association
601 2nd Ave South                               180 East Fifth Street, Suite 200
Minneapolis, Minnesota 55402-4302               St. Paul, Minnesota 55101

                                                                     Page 6 of 6
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                             EXHIBIT B - DISCLAIMER

Information on the attached Schedule 13G is provided solely for the purpose of complying with Section 13(d) and 13(g) of the Securities Exchange Act of 1934 and Regulations promulgated under authority thereof and is not intended as an admission that U.S. Bancorp or any of its subsidiaries, is a beneficial owner of the securities described herein for any other purpose (including without limitation for purposes of the Minnesota Control Share Acquisition Act).